Issuer Free Writing Prospectus, dated August 5, 2025
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated August 5, 2025
Registration Statement Nos. 333-276954, 333-276954-01,
333-276954-02 and 333-276954-03

Healthpeak OP, LLC

guaranteed by

Healthpeak Properties, Inc.

DOC DR, LLC

DOC DR Holdco, LLC

Final Term Sheet

4.750% Senior Notes due 2033

This term sheet relates only to the securities described below and should be read together with Healthpeak OP, LLC’s and Healthpeak Properties, Inc.’s preliminary prospectus supplement dated August 5, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 5, 2025, and the documents incorporated by reference and deemed to be incorporated by reference therein.

Issuer:	Healthpeak OP, LLC
Guarantors:	Healthpeak Properties, Inc., DOC DR, LLC and DOC DR Holdco, LLC
Trade Date:	August 5, 2025

Settlement Date:	August 14, 2025 (T+7)
Anticipated Ratings (Moody’s / S&P)*:	Baal (Stable) / BBB+ (Stable)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	January 15, 2033
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026
Benchmark Treasury:	4.00% due July 31, 2032
Benchmark Treasury Price/Yield:	100-07 / 3.964%
Spread to Benchmark Treasury:	+92 basis points

Yield to Maturity:	4.884%

Coupon:	4.750% per year

Price to Public:	99.178% of the principal amount, plus accrued interest, if any

Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to November 15, 2032 (the “Par Call Date”), 15 basis points On and after the Par Call Date, at par
CUSIP / ISIN:	42250G AB9 / US42250GAB95
Total Net Proceeds:	Approximately $492,765,000, after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuer.

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to repay borrowings outstanding under its commercial paper program and for general corporate purposes, which may include repaying or repurchasing other indebtedness, working capital, acquisitions, development and redevelopment activities, and capital expenditures. Pending application of the net proceeds from the offering for the foregoing purposes, such proceeds may initially be invested in short-term securities.

Joint Book-Running Managers:

PNC Capital Markets LLC

J.P. Morgan Securities LLC

Credit Agricole Securities (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Co-Managers:

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

Capital One Securities, Inc.

Raymond James & Associates, Inc.

Samuel A. Ramirez & Company, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The Issuer expects that delivery of the notes will be made to investors on or about the settlement date specified above, which will be the seventh business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes offered hereby more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the notes more than one business day before the scheduled settlement date should consult their advisors.

The Issuer and the Guarantors have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling PNC Capital Markets LLC toll-free at (855) 881-0697, J.P. Morgan Securities LLC collect at (212) 834-4533, Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.